UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 333-60203
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Abercrombie & Fitch Co.
Savings and Retirement Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Abercrombie & Fitch Co.
6301 Fitch Path
New Albany, Ohio 43054
Index to Exhibit on page 16

REQUIRED INFORMATION
The following financial statements and supplemental schedule for the Abercrombie & Fitch Co. Savings and Retirement Plan are being filed herewith:

Description	Page No.

Audited Financial Statements:

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits at December 31, 2009 and 2008	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2009 and 2008	5

Notes to Financial Statements	6

Supplemental Schedule:

Schedule of Assets Held at End of Year as of December 31, 2009	14

The following exhibit is being filed herewith:

Consent of Independent Registered Public Accounting Firm	17

Exhibit 23.01

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of
Abercrombie & Fitch Co. and the
Benefit Plans Committee of the Abercrombie & Fitch Co.
Savings and Retirement Plan:
We have audited the accompanying statements of net assets available for benefits of the Abercrombie & Fitch Co. Savings and Retirement Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Ary Roepcke Mulchaey, P.C.
Columbus, Ohio
June 23, 2010

Abercrombie & Fitch Co. Savings and Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
ASSETS:
Investments, at fair value	$108,326,892	$70,486,310
Cash	24,527	15,502
Receivable for contributions:
Employer	5,401,576	11,714,388
Participants	384,630	359,598

Total receivable for contributions	5,786,206	12,073,986

Accrued earnings	—	26

NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	114,137,625	82,575,824

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	264,061	733,992

NET ASSETS AVAILABLE FOR BENEFITS	$114,401,686	$83,309,816

The accompanying notes are an integral part of these financial statements.

Abercrombie & Fitch Co. Savings and Retirement Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2009 and 2008

	2009	2008
ADDITIONS:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$19,673,546	$(31,610,715)
Mutual funds’ earnings	1,894,061	2,693,160
Common collective trust’s earnings	232,400	501,476
Interest	99,475	96,018
Dividends	12,045	11,778

Total investment income (loss)	21,911,527	(28,308,283)
Contributions:
Employer	10,599,601	16,786,277
Participants	10,335,665	10,401,433
Rollovers	197,539	576,581

Total contributions	21,132,805	27,764,291

Total additions	43,044,332	(543,992)
DEDUCTIONS:
Distributions to participants	11,867,086	5,643,793
Administrative expenses	85,376	55,731

Total deductions	11,952,462	5,699,524

Net increase (decrease)	31,091,870	(6,243,516)
Net assets available for benefits:
Beginning of year	83,309,816	89,553,332

End of year	$114,401,686	$83,309,816

The accompanying notes are an integral part of these financial statements.

Abercrombie & Fitch Co. Savings and Retirement Plan
Notes to Financial Statements
For the Years Ended December 31, 2009 and 2008
(1)	Description of the plan
General
The Abercrombie & Fitch Co. Savings and Retirement Plan (the “Plan”), originally effective July 1, 1998, and amended and restated in its entirety effective October 1, 2007, is a defined contribution plan covering certain employees of Abercrombie & Fitch Co. (the “Employer”). Employees are eligible to participate in the Plan if they are at least 21 years of age and have completed a year of employment with 1,000 or more hours of service.
Effective March 1, 2005, the Abercrombie & Fitch Company Stock Fund was frozen as an investment option under the Plan, including exchanges in, contributions, and loan repayments. Subsequent to the start of the freeze period, any participant contributions that were elected to go to the Abercrombie & Fitch Company Stock Fund were invested in the Fidelity Managed Income Portfolio.
The following description of the Plan provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Contributions
Employer’s Contributions:
The Employer may provide a discretionary, non-elective employer contribution on behalf of eligible active participants, who completed 1,000 hours of service during the Plan year and who were employed on the last day of the Plan year. In 2009, the employer contribution was 2.5% of annual compensation up to the Social Security wage base and 4% of annual compensation thereafter. In 2008, the employer contribution was 5% of annual compensation up to the Social Security wage base and 8% of annual compensation thereafter.
The annual amount of compensation of each participant that is eligible for consideration under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Internal Revenue Code. The annual compensation limits for the Plan years ended December 31, 2009 and 2008 were $245,000 and $230,000, respectively.
The Employer provides a matching contribution of 100% of the first 3% and 50% of the next 2% of the participant’s voluntary contributions.

Participant’s Voluntary Contributions:
A participant may elect to make a voluntary tax-deferred contribution of 1% to 50% of his or her annual compensation up to the maximum permitted under Section 402(g) of the Internal Revenue Code adjusted annually ($16,500 for 2009). This voluntary tax-deferred contribution may be limited by Section 401(k) of the Internal Revenue Code.
If a participant will be age 50 or older as of the end of a calendar year, they may elect to make “catch-up contributions” in that year. Catch-up contributions are deferral contributions in excess of the limits discussed above and any other limit prescribed by law. Catch-up contributions could not exceed $5,500 and $5,000 for 2009 and 2008, respectively.
Rollover contributions are assets transferred to the Plan by participants who receive distributions from other qualified plans. These contributions are not entitled to any employer matching contributions.
Investment Options
Participants direct the investment of both their own and the Employer’s contributions into various investment options offered by the Plan. The Plan currently offers twenty-three mutual funds and a common collective trust as investment options.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of 1) the Employer’s contributions, 2) investment earnings, and 3) administrative expenses. Allocations are based on the participant’s contributions or account balances, as appropriate. A participant is entitled to the benefit that can be provided from the participant’s vested account.
Vesting
Participants are fully and immediately vested for voluntary contributions, the employer matching contributions (for contributions made after April 13, 2003) and rollover contributions. A summary of vesting percentages in the Employer’s matching contributions (for contributions made prior to April 13, 2003) and the Employer’s discretionary non-elective contributions are as follows:

Years of Vested Service	Percentage
Less than one year	0%
One year, but less than two years	20%
Two years, but less than three years	40%
Three years, but less than four years	60%
Four years, but less than five years	80%
Five years or more	100%
Payment of Benefits
The full value of a participant’s account becomes payable upon retirement, disability or death. Upon termination of employment for any other reason, a participant’s account, to the extent vested, becomes payable. Those participants with vested account balances greater than $5,000 have the option of leaving their accounts invested in the Plan until age 65. Those participants with vested account balances between $1,000 and $5,000 who have not elected to either have such distribution paid to them or to an eligible retirement plan shall be rolled over to an individual retirement account with a properly accredited and regulated financial institution. All benefits will be paid as a lump-sum distribution. Those participants holding shares of the Employer’s common stock will have the option of receiving such amounts in whole shares of the Employer’s common stock and cash for any fractional shares. Participants have the option of having their benefit paid directly to an eligible retirement plan specified by the participant.
A participant who is fully vested in his or her account and who has participated in the Plan for at least five years may obtain an in-service withdrawal from certain accounts based on the percentage amounts designated by the Plan. A participant may also request a hardship distribution from certain accounts due to an immediate and heavy financial need based on the terms of the Plan.

Participant Loans
Participants are permitted to borrow from their account the lesser of $50,000 or 50% of the vested balance of their account, with a minimum loan amount of $1,000. All loans become due and payable in full upon a participant’s termination of employment with the employer. The borrowing constitutes a separate earmarked investment of the participant’s account. Interest on the borrowing is based on the customary rate for similar loans within the geographic area in which the Plan is administered.
Amounts allocated to participants withdrawn from the plan
The vested portion of net assets available for benefits allocated to participants withdrawn from the Plan was $126,459 and $139,112 as of December 31, 2009 and 2008, respectively.
Forfeitures
Forfeitures are used to reduce the Employer’s contributions. Forfeitures of $1,431,438 and $702,157 were used to reduce contributions for the years ended December 31, 2009 and 2008, respectively.
Expenses
Administrative expenses may be paid by the Plan unless the Employer elects to pay such expenses. Substantially all administrative expenses of the Plan for 2009 and 2008 were paid by the Employer except for loan administration fees, which are allocated to the borrowing participant’s account, distribution processing fees, as well as certain other investment fees.
Brokerage fees, transfer taxes, and other expenses incurred in connection with the investment of the Plan’s assets will be added to the cost of such investments or deducted from the proceeds thereof, as the case may be.
(2)	Summary of accounting policies
Basis of presentation
The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.
Estimates
The Plan prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.
New Accounting Pronouncements
In April 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP 157-4”). FSP 157-4 amended FASB Statement No. 157 (codified as Accounting Standards Codification (“ASC”) 820 (“ASC 820”)) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2009, the FASB issued authoritative guidance included in ASC Subtopic 855, Subsequent Events, which incorporates guidance on subsequent events into authoritative accounting literature and clarifies the time following the balance sheet date that must be considered for subsequent events disclosures in the financial statements. The adoption of this guidance, which requires disclosure of the date through which subsequent events have been reviewed, did not change the Plan’s procedures for reviewing subsequent events. In February 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-9 to amend ASC Subtopic 855, Subsequent Events, to not require disclosure of the date through which management evaluated subsequent events in the financial statements for either originally issued financial statements or reissued financial statements for SEC registrants.
In June 2009, the FASB issued ASC Subtopic 105, Generally Accepted Accounting Principles, which reorganizes the thousands of U.S. GAAP pronouncements into roughly 90 accounting topics and displays all topics using a consistent structure. It also includes relevant SEC guidance that follows the same topic structure in separate sections in the Codification. The adoption of this guidance did not impact the Plan since the Codification is not intended to change or alter existing U.S. GAAP.
In September 2009, the FASB issued ASU 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted this guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 4 for these disclosures. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements. ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and required a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.
Risks
The Plan provides for the various investment options as described in Note 1. Any investment is exposed to various risks, such as interest rate, market and credit risk. These risks could result in a material effect on participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.
Investment valuation and income recognition
The Statements of Net Assets Available for Benefits presents the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis for the fully benefit-responsive investment contracts. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
The Plan’s assets are measured at fair value. Refer to Note 3 for additional information regarding the Plan’s fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Net appreciation (depreciation) in fair value of investments
Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Benefit payments
Benefits are recorded when paid.
(3)	Fair Value Measurements
ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:
•	Level 1 — inputs are unadjusted quoted prices for identical assets or liabilities that are available in active markets.
•	Level 2 — inputs are other than quoted market prices included within Level 1 that are observable for assets or liabilities, directly or indirectly.
•	Level 3 — inputs to the valuation methodology are unobservable.
The three levels of the hierarchy and the distribution of the Plan’s financial assets for the years ended December 31, 2009 and 2008 are as follows:

	Assets Measured at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Target Date	$29,694,845	$—	$—	$29,694,845
Large Growth	14,764,657	—	—	14,764,657
Mid Cap	10,596,191	—	—	10,596,191
International	9,012,949	—	—	9,012,949
Bond	8,360,438	—	—	8,360,438
Small Cap	5,759,280	—	—	5,759,280
Other	13,936,669	—	—	13,936,669

Total Mutual Funds	92,125,029	—	—	92,125,029

Abercrombie & Fitch Co., Class A Common Stock	592,423	—	—	592,423
Common Collective Trust	—	14,200,511	—	14,200,511
Participant Loans	—	—	1,408,929	1,408,929

Investments, at fair value	$92,717,452	$14,200,511	$1,408,929	$108,326,892

	Assets Measured at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Abercrombie & Fitch Co., Class A Common Stock	$403,373	$—	$—	$403,373
Mutual Funds	55,098,238	—	—	55,098,238
Common Collective Trust	—	13,607,060	—	13,607,060
Participant Loans	—	—	1,377,639	1,377,639

Investments, at fair value	$55,501,611	$13,607,060	$1,377,639	$70,486,310

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2009 and 2008.
Mutual funds are classified as a level 1 asset and are stated at fair value as determined by quoted market price, which represents the net asset value of shares held by the Plan at year end. Common stocks are valued as determined by quoted market price and classified as a level 1 asset. The common collective trust’s fair value has been determined by the trustee sponsoring the common collective trust by dividing the trust’s net assets at fair value by its units outstanding at the valuation dates and is classified as a level 2 asset.

The common collective trust invests in assets, typically fixed income securities or bond funds and may include derivative instruments such as futures and swap agreements. The common collective trust also enters into wrap contracts issued by third parties and invests in cash equivalents represented in shares in a money market fund. The fair value of the net assets within the trust are determined by 1) the quoted market price, when available; 2) investments in wrap contracts are valued using a discounted cash flow model that considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities; and 3) underlying debt securities are valued at the most recent bid prices in the market which the security is normally traded when quotations are readily available. When quotes are not available, the trustee values the assets through the use of valuation matrices that incorporate both dealer-supplied valuations and valuation models. If prices are not readily available, or if the security has been materially affected by events occurring after the close of the market, that security may be valued by another method the Trustee believes accurately reflects fair value. The Plan has no contractual obligation to further invest in this fund. There are restrictions as to the redemption of this investment as stated in Note 8.
Participant loans are classified as a level 3 asset and are valued based on remaining unpaid principal balance plus any accrued but unpaid interest, which approximates fair value. The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2009 and 2008:

Participant Loans	2009	2008
Beginning balance	$1,377,639	$999,883
Purchases, sales, issuances, and settlements (net)	31,290	377,756

Ending balance	$1,408,929	$1,377,639

(4)	Investments
The following table presents balances as of December 31, 2009 and 2008 for the Plan’s investment options. Investments that represent five percent or more of the Plan’s net assets are separately identified.

	2009	2008
Investments at fair value as determined by:
Quoted market price:
Common stock:
Abercrombie & Fitch Co., Class A	$592,423	$403,373
Mutual funds:
Fidelity Diversified International Fund	9,012,949	5,328,216
Fidelity Contrafund	8,681,932	5,140,659
PIMCO Total Return Fund	8,360,438	6,443,370
Fidelity Freedom 2040 Fund	7,119,944	3,854,580	*
Artisan Mid Cap Fund	6,277,410	3,259,710	*
Fidelity Blue Chip Growth Fund	6,082,725	3,580,747	*
Fidelity Spartan U.S. Equity Index Fund	5,863,550	4,162,058	*
Fidelity Freedom 2045 Fund	5,770,209	1,917,310	*
Other	34,955,872	21,411,588

Total mutual funds	92,125,029	55,098,238

Total quoted market price	92,717,452	55,501,611
Estimated fair value:
Participant loans	1,408,929	1,377,639
Common collective trust fund:
Fidelity Managed Income Portfolio	14,200,511	13,607,060

Total estimated fair value	15,609,440	14,984,699

Total investments at fair value	$108,326,892	$70,486,310

*	Shown for comparative purposes only.

Net appreciation (depreciation) in the fair value of the Plan’s investments (including investments bought, sold, and held during the year) for the years ended December 31, 2009 and 2008 is set forth below:

	2009	2008
Investments at fair value as determined by:
Quoted market price:
Common stock	$208,057	$(947,277)
Mutual funds	19,465,489	(30,663,438)

	$19,673,546	$(31,610,715)

(5)	Tax status
The Internal Revenue Service has determined and informed the Employer by a letter dated December 6, 2005 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
(6)	Plan administration
A Committee, the members of which are appointed by the Board of Directors of the Employer, administers the Plan.
(7)	Plan termination
Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue their contributions at any time. The Employer has the right at any time, by action of its Board of Directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.
(8)	Restrictions
The declaration of trust for the Fidelity Managed Income Portfolio (the “Fund”) contains the following restrictions:
a.	Upon notification from the Employer of its intention to totally or partially withdraw from the Fund a waiting period of one year is required prior to liquidation provided, however, that the trustee of the Fund at its own discretion completes the withdrawal prior to the one year period.
b.	Upon a participant’s request for an exchange to a competing fund (money market funds or certain other types of fixed income funds) transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur.
c.	The trustee of the Fund may defer completing any withdrawal under a or b above where doing so immediately might adversely affect the Fund’s portfolio.
As of December 31, 2009, the Employer has not requested a total or partial withdrawal.
(9)	Parties-in-interest
Fidelity Management Trust Company, trustee of the Plan and its subsidiaries and affiliates, maintain and manage certain investments of the Plan for which the Plan was charged.
The Employer provides certain administrative services to the Plan at no charge. The cost of providing these services and the payment of these costs by the Employer, which is a party-in-interest, constitute exempt party-in-interest transactions under ERISA.
Holdings of $592,423 and $403,373 of Abercrombie & Fitch Co. common shares were held by the Plan at December 31, 2009 and 2008, respectively.

(10)	Reconciliation of financial statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2009	2008

Net assets available for benefits per the financial statements	$114,401,686	$83,309,816
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(264,061)	(733,992)
Amounts allocated to withdrawing participants	(126,459)	(139,112)

Net assets available for benefits per Form 5500	$114,011,166	$82,436,712

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to Form 5500:

Net increase in assets per the financial statements	$31,091,870
Net investment income difference between fair value and contract value:
At December 31, 2009	(264,061)
At December 31, 2008	733,992
Amounts allocated to withdrawing participants:
At December 31, 2009	(126,459)
At December 31, 2008	139,112

Net income per Form 5500	$31,574,454

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

Benefits paid to participants per the financial statements	$11,867,086
Deemed distributions of participant loans	(21,804)
Amounts allocated to withdrawing participants:
At December 31, 2009	126,459
At December 31, 2008	(139,112)

Benefits paid to participants per Form 5500	$11,832,629

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefits claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.
(11)	Subsequent Event
On April 26, 2010, the Plan was amended and restated in its entirety (the “2010 Restatement”). This 2010 Restatement incorporates various regulatory changes generally applicable to qualified plans such as the Plan that became effective since the date the Plan was previously restated in 2007. The Benefits Plan Committee does not believe that the 2010 Restatement will have a material impact on the benefits provided under the Plan. The Plan, as amended by the 2010 Restatement, has been submitted to the Internal Revenue Service for a determination that the Plan satisfies the federal income tax requirements generally applicable to qualified retirement plans such as the Plan.

Abercrombie & Fitch Co. Savings and Retirement Plan
EIN #31-1469076 Plan #001
Schedule H — Line 4i
Schedule of Assets Held at End of Year December 31, 2009

		(c)
		Description of
		investment including
		maturity date, rate
	(b)	of interest,
	Identity of issuer,	collateral,		(e)
	borrower, lessor, or	par or maturity	(d)	Current
(a)	similar party	value	Cost **	Value
*	Abercrombie & Fitch Co., Class A	Common stock — 16,995 shares		$592,423
*	Fidelity Diversified International Fund	Mutual fund — 321,891 shares		9,012,949
*	Fidelity Contrafund	Mutual fund — 148,969 shares		8,681,932
	PIMCO Total Return Fund	Mutual fund — 774,115 shares		8,360,438
*	Fidelity Freedom 2040 Fund	Mutual fund — 994,406 shares		7,119,944
	Artisan Mid Cap Fund	Mutual fund — 245,595 shares		6,277,410
*	Fidelity Blue Chip Growth Fund	Mutual fund — 160,283 shares		6,082,725
*	Fidelity Spartan U.S. Equity Index Fund	Mutual fund — 148,708 shares		5,863,550
*	Fidelity Freedom 2045 Fund	Mutual fund — 681,253 shares		5,770,209
*	Fidelity Freedom 2050 Fund	Mutual fund — 554,866 shares		4,633,133
*	Fidelity Balanced Fund	Mutual fund — 270,840 shares		4,430,942
*	Fidelity Value Fund	Mutual fund — 75,848 shares		4,318,781
*	Fidelity Freedom 2020 Fund	Mutual fund — 330,372 shares		4,146,166
	Allianz NFJ Small Cap Value Fund	Mutual fund — 161,762 shares		3,744,782
*	Fidelity Freedom 2035 Fund	Mutual fund — 256,723 shares		2,633,982
*	Fidelity Equity Income Fund	Mutual fund — 64,440 shares		2,522,168
*	Fidelity Freedom 2030 Fund	Mutual fund — 195,800 shares		2,425,960
*	Fidelity Small Cap Independence Fund	Mutual fund — 144,720 shares		2,014,498
*	Fidelity Freedom Income Fund	Mutual fund — 104,284 shares		1,120,009
*	Fidelity Freedom 2025 Fund	Mutual fund — 103,180 shares		1,072,036
*	Fidelity Freedom 2010 Fund	Mutual fund — 82,393 shares		1,030,731
*	Fidelity Freedom 2015 Fund	Mutual fund — 56,547 shares		589,217
*	Fidelity Freedom 2000 Fund	Mutual fund — 22,192 shares		251,879
*	Fidelity Freedom 2005 Fund	Mutual fund — 2,152 shares		21,588
*	Fidelity Managed Income Portfolio	Common collective trust — 14,464,572 units		14,200,511

*	Participant Loans	Interest 5.50% — 9.25%	—	1,408,929

*	Represents a party-in-interest.

**	Cost information omitted — investment is part of an individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account.
The accompanying notes are an integral part of this schedule.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
Date: June 23, 2010	By:	/s/ Kevin Flatley
Kevin Flatley
Vice President Compensation and Benefits Abercrombie & Fitch Co.

ABERCROMBIE & FITCH CO.
SAVINGS AND RETIREMENT PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2009
INDEX TO EXHIBIT

Exhibit No.	Description	Page No.
23.01	Consent of Independent Registered Public Accounting Firm	17